UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
—————————
FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of September 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, September 16th, 2005

PRESS RELEASE

Results for the first half-year ending June 30, 2005

ACCELERATED GROWTH

STRONG GROWTH IN OPERATING INCOME AND RECURRING NET INCOME

-	Revenue (1): €12.1 billion (+10.4% at current and constant exchange rates)

-	Recurring operating income: €948 million, +16% at current exchange rates (+15% at constant exchange rates)

-	Recurring net income (2): €319 million, up 26% from €253 million at June 30, 2004

-	Free cash flow (3) before dividends and major new projects: €306 million

-	Recurring net earnings per share: €0.82, up 28%

Meeting on September 15, 2005, the Board of Directors examined and approved Veolia Environnement’s financial statements for the first half of 2005. They are the company’s first financial statements to be published under IFRS. For comparison purposes, 2004 figures have been restated under IFRS (see annexes for detailed 2004 IFRS figures).

BENEFITING FROM GROWING MARKETS, THE COMPANY RECORDED ACCELERATED GROWTH

Total consolidated revenue(1) reached €12,148 million compared with €11,006 million in the first half of 2004, up 10.4% at constant and current exchange rates.

Veolia Environnement continued its growth, benefiting from stronger demand in all areas of its business. In the municipal sector, for example, Veolia won a contract with the municipality of Braunschweig in Germany. It also won new contracts for water services in the Czech Republic and China, waste management services in the United Kingdom, energy services in Italy and transportation services in France and in Canada. In the industrial sector, the company was awarded several new contracts, in particular a multi-services contract with PSA Peugeot Citroën in Slovakia.

PROFITABLE GROWTH: STRONG INCREASE IN OPERATING INCOME AND IMPROVED OPERATING MARGIN

Operating income rose 20.7% to €952.8 million compared with €789.2 million in the first half of 2004.

Recurring operating income increased 16% at current exchange rates to €948 million (+15.2% at constant exchange rates).

This increase is the result of the growth in revenue and the maturity of contracts signed in the past few years as well as Veolia's constant drive to improve efficiency and productivity. The operating income margin rose strongly to 7.8%, up from 7.2% in the first half of 2004.

(1)	Revenue from ordinary activities.

(2)	Recurring net income corresponds to the recurring part of operating income, other financial income and expense, the equity in net income of affiliates, and minority interests + standard income tax.

(3)	Free cash flow = cash flow from operations – financial expense and tax +/- change in working capital requirement + industrial asset disposals - investments projects.

1/11

By division, changes in operating income were as follows:

  Operating income in the Water division rose to €459.0 million, up 28.5% at constant exchange rates (€354.4 million in the first half of 2004). Excluding non-recurring items in 2004 (provision relating to Berlikomm), operating income increased 17.0% at constant exchange rates. This improvement was due to the excellent performance in Europe and Asia and to the considerable improvement in profitability at Veolia Water Systems.
  Operating income in the Waste management division increased to €247.5 million, up 12.4% at constant exchange rates (€222.3 million in the first half of 2004). Despite the significant increase in fuel costs, the operating margin continued to rise. This improvement was due to the combined impact of restructuring measures and improvements taken to enhance productivity in France, good performance in the United Kingdom and in the United States (good performance in industrial services, and the solid and hazardous waste businesses).
  Operating income in the Energy services division increased to €225.1 million
  (€201.8 million in the first half of 2004). Excluding non-recurring items, operating income was €220.6 million, up 10.7% at constant exchange rates. This increase resulted from the further development of the services business in France and strong growth in Central and Southern Europe.
  Operating income in the Transportation division grew 5.6% at constant exchange rates to €60.1 million (€56.7 million in the first half of 2004) despite the negative impact of higher diesel fuel prices.

The overall improvement in operating income benefited from the ongoing implementation of the Veolia 2005 efficiency plan. Its contribution to the company’s improved performance during the first half of 2005 totaled €98 million, of which €88 million had a direct impact on operating income. The company accordingly expects to achieve its minimum target of €300 million in savings for full-year 2006. In 2005, the savings from the efficiency plan is expected to be considerably higher than €200 million.

CASH FLOW FROM OPERATIONS (1) for the company increased 12.2% to €1,785.7 million compared with €1,591.1 million in the first half of 2004, excluding the contribution from US assets and FCC, which were sold in 2004. The cash flow from operations margin increased to 14.7% from 14.3% in the first half of 2004. This improvement confirms the company’s ability to generate increasing cash flow from operations.

CONTROL OF COST OF FINANCING

In the first half of 2005, the cost of financing decreased to -€324 million compared with -€334 million in the first half of 2004. Excluding items covering the revaluation of derivative instruments, (+€10 million in the first half of 2005 and +€35 million in first half of 2004), the cost of financing was -€334 million for the first half of 2005 compared with -€369 million for the first half of 2004. The slight increase in the average borrowing rate to 5% in the first half of 2005 from 4.8% in the first half of 2004 was due to an extension in the average debt maturity as well as an increase in interest rates with respect to US dollar-denominated debt.

OTHER FINANCIAL INCOME AND EXPENSE

This item declined to +€30 million from +€70 million in the first half of 2004.

The first half of 2004 included a €44.4 million capital gain on the sale of securities.

STRONG INCREASE IN RECURRING NET INCOME

Under the combined effect of a strong operating performance and tight control over financing costs, consolidated recurring net income rose 26% to €318.6 million in the first half of 2005 from €253.0 million in first half of 2004.

(1)	Cash flow from operations before tax and interest expense, as defined by the Conseil National de la Comptabilité's (CNC) recommendation of October 27th , 2004.

2/11

After taking into account non-recurring items, the company’s consolidated net income totaled €319 million for the first half of 2005 compared with €349 million in the first half of 2004. The net income at June 30, 2004, includes €84 million of income from discontinued operations sold in the second half of 2004 (assets of USFilter and the company’s previous stake in FCC). This reflects the amount before the amortization of such assets (IFRS 5 on discontinued operations).

CONTROL OF DEBT

Due to the increase in the cash flow from operations (+12.2%), excluding the contribution from assets which were in the process of being sold in the first half of 2004, the company was able to finance the combination of its capital expenditures for maintenance (€620 million), its ongoing growth investments and development costs in the amount of €432 million, as well as changes in its working capital requirements.

In addition, Veolia Environnement continued its strategy of active asset management, generating €157 million of proceeds from disposals in the first half of 2005. Free cash flow, net of financial expense and tax and before major new projects and the payment of dividends, came to €306 million.

The company pursued further growth through targeted investments totaling €416 million. The bulk of this amount related to the company’s investment in the Braunschweig contract in Germany.

Following these investments and the payment of dividends, net financial debt (1) totaled €13.5 billion compared with €13 billion at December 31, 2004. Economic net debt (2) totaled €10.9 billion compared with €10.2 billion at December 31, 2004.

The ratio of the economic net debt / cash flow from operations (3) over 12 months was stable at 3.2. As such, the debt and coverage ratios are consistent with the company's stated policy.

*     *

*

2005 OUTLOOK

In light of these results and the new contracts signed since the end of the first half of 2005 in the Energy services division in Poland (in Lödz), the Transportation division in the United States (ATC), and in the Water and Waste management divisions in China, Veolia Environnement maintains its objective of revenue growth in excess of 8% for the full-year 2005. The company also confirms its objective of a double-digit increase in operating income and further progress in improving the ROCE.

FOLLOWING THE MEETING OF THE BOARD OF DIRECTORS, VEOLIA ENVIRONNEMENT’S CHAIRMAN AND CHIEF EXECUTIVE OFFICER STATED:

"The considerable improvement in the company’s economic performance over the past 4 half-year reporting periods has continued and accelerated during the first half of 2005. This provides us with confidence in our strategic choices, the combined importance of our businesses and our leadership in environmental services. This good performance reflects the expertise and professionalism of the teams of Veolia Environnement. These qualities, combined with a sound financial footing, support our outlook for growth and profitability improvement over the medium-term."

(1) (2)	See balance sheet tables

(3)	Cash flow from operations before tax and interest expense, as defined by the Conseil National de la Comptabilité's (CNC) recommendation of October 27th, 2004.

3/11

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

Dial-in number for the broadcast of the 2005 first half results in English: +44 207 190 1596

Replay number in English: +44 208 515 2499 (pin code 440292#), +1 303 590 30 00 (pin code 11038265#) Replay available form Sept. 16th through Sept. 23rd.

4/11

FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT	At June 30, 2005	At June 30, 2004
(€ m)

Revenue from ordinary activities	12,148.3	11,006.3
(including revenue from ordinary activities linked to I4 receivables)	53.4	51.6

Costs of sales	(9,939.6)	(8,983.1)
Selling costs	(222.0)	(204.3)
General and administrative costs	(1,129.1)	(1,067.4)
Other costs	95.2	37.7

Operating income	952.8	789.2

Recurring operating income	948.3	818.0

Cost of net financial debt	(324.1)	(334.4)
Other financial income and expense	30.0	70.3
Income tax	(236.7)	(185.1)
Equity in net income of affiliates	5.6	14.4

Income before earnings from discontinued operations	427.6	354.4

Net income from discontinued operations	-	83.9

Net income before minority interests	427.6	438.3

Minority interests	(108.5)	(89.2)

Net income	319.1	349.1

Non-diluted net earnings per share (€)	0.82	0.88
Diluted net earnings per share (€)	0.81	0.88

Recurring net income	318.6	253.0

Recurring net earnings per share (€)	0.82	0.64

Average number of shares outstanding (millions)	390	396

5/11

	CONSOLIDATED BALANCE SHEET: ASSETS	At June	At December
	(€ m)	30, 2005	31, 2004

	Goodwill	4,601.6	4,285.9
	Other intangible assets	1,255.0	1,112.5
	Tangible assets	11,656.6	10,958.1
	Investments accounted for using the equity method	231.1	219.2
	Financial assets	2,940.3	2,914.3
F	Of which I4 receivables	1,734.4	1,725.0
G	Other long-term financial receivables	434.1	383.1
D	Revaluation of hedging instruments at fair value	301.0	284.0
	Others	470.8	522.2

	Deferred tax, net	67.3	188.3

	Non-current assets	20,751.9	19,678.3

	Assets used in operations	9,904.9	9,823.4
	Financial assets	494.2	655.7
H	Of which I4 receivables	164.3	133.0
I	Other short-term financial receivables	270.5	333.0
J	Marketable securities	59.4	189.7
E	Cash and cash equivalents	3,171.1	4,660.3

	Total current assets	13,570.2	15,139.4

	Discontinued assets	3.4	30.2

	Total assets	34,325.5	34,847.9

	CONSOLIDATED BALANCE SHEET: LIABILITIES	At June	At December
	(€ m)	30, 2005	31, 2004

	Shareholders’ equity before minority interests	3,454.0	3,222.8
	Minority interests	1,906.1	1,782.5

	Shareholders’ equity	5,360.1	5,005.3

	Other long-term deferred income	0.7	1.1
	Non-current provisions	1,166.4	1,105.7
A	Financial long-term debt	13,004.2	12,055.8
	Other long-term debt	407.8	352.5

	Non-current liabilities	14,579.1	13.515.1

	Debt from operations	9,443.1	9,576.0
	Current provisions	961.3	900.8
B	Short-term financial debt	3,440.5	5,426.1
C	Bank overdrafts	541.4	420.1

	Total current liabilities	14,386.3	16,323.0

	Discontinued liabilities	-	4.5

	Total liabilities	34,325.5	34,847.9

Net financial debt = A+B+C-D-E
Economic net debt = (A+B+C-D-E) – (F+G+H+I+J)

6/11

CONSOLIDATED CASH FLOW STATEMENT	At June 30, 2005	At June 30, 2004
(€ m)

Net income	319.1	349.1
Share of minority interests	108.5	167.9
Net depreciation and provisions	860.6	887.7
Net financial provisions	(24.9)	(15.7)
Other calculated income and expense	3.3	(27.7)
Capital gains/losses on disposals and dilution	(33.9)	(39.3)
Earnings of affiliates	(5.6)	(30.1)
Dividends received	(4.0)	(4.7)
Cost of net financial debt	324.1	334.4
Taxes	236.9	218.0
Other items	1.6

Cash flow from operations	1,785.7	1,839.6

Net change in working capital requirements	(195.8)	44.6
Tax paid	(176.0)	(153.0)

Cash flow provided by operating activities	1,413.9	1,731.2

Capital expenditure	(868.1)	(903.4)
Proceeds from disposals of industrial assets	74.1	186.3
Financial investment	(464.4)	(172.7)
Proceeds from sale of financial assets	87.1	19.8
Investment contracts as defined under IFRIC 4:
New receivables under IFRIC 4	(84.3)	(98.8)
Repayment of receivables under IFRIC 4	82.8	98.2
Dividends received	9.5	16.3
Disbursements on long-term interest-bearing notes receivables	(340.8)	(87.0)
Payments on long-term interest-bearing notes receivables	374.9	70.9
Change in short-term financial liabilities	30.4	5.7
Purchases / sales of marketable securities	123.4	123.0

Cash flow provided by investing activities	(975.4)	(741.7)

Change in short-term financial debt	(1,580.1)	(213.0)
New loans and other long-term debt	1,399.7	207.8
Repayment of loans and other long-term debt	(1,397.3)	(676.3)
Increase in capital		21.8
Purchase of treasury shares		6.2
Dividends paid	(352.4)	(310.6)
Interest paid	(248.0)	(224.4)

Cash flow provided by financing activities	(2,178.1)	(1,188.5)

Opening cash and cash equivalents position	4,240.2	2,320.6
Currency effects and miscellaneous	129.1	(76.2)

Closing cash and cash equivalents position	2,629.7	2,045.4

Cash and cash equivalents	3,171.1	2,557.7
- Cash liabilities	541.4	512.3

Closing cash and cash equivalents position	2,629.7	2,045.4

7/11

DETERMINATION OF FREE CASH FLOW BEFORE INVESTMENT PROJECTS

(€ m)	At June 30, 2005	At June 30, 2004

Cash flow from operations	1,786	1,840
Tax	(176)	(153)
Interest paid	(248)	(224)
Capital expenditure and investments	(967)	(1,080)
Change in receivables under IFRS 4	(1)	(1)
Impact of changes in scope of consolidation	(57)	(14)
Change in WCR	(196)	45
Disposals of industrial assets and miscellaneous	157	134
Other	8	16

Free cash flow	306	563

FROM RECURRING NET INCOME TO NET INCOME

(€ m)	At June 30, 2005	At June 30, 2004

Recurring net income	318.6	253.0
Capital gain on sale of securities	-	29.3
Berlikomm provision	-	(17.4)
Income from discontinued operations	-	83.9
Other	0.5	0.3

Net income	319.1	349.1

8/11

FIRST HALF 2004 FINANCIAL STATEMENTS UNDER IFRS

First half of 2004 financial statements under IFRS (1) are in line with the information provided at the presentation on May 10, 2005 of the 2004 financial statements.

•	Revenue (2)

In compliance with IAS 18, IFRS revenue (3) excludes charges and indirect taxes collected on behalf of third parties in the Water division (€1,008 million), the amortization of financial receivables on contracts treated according to the IFRIC 4 interpretation (€80 million) and discontinued operations (€2,228 million). In accordance with IAS 11, revenue takes into account the recognition of revenue on a stage of completion basis on construction contracts (+€70 million). Thus, revenue came to €11,006 million under IFRS compared with €14,243 million under French GAAP.

•	Operating income

IFRS operating income includes EBIT as determined under French GAAP, impairment, restructuring costs and other income and expenses. Operating income thus defined came to €789 million. Excluding certain non-recurring items (i.e. provision on Berlikomm and the write-back of goodwill amortization on an acquisition in Central Europe in Energy services), IFRS operating income is close to EBIT(4) as determined under French GAAP. It totaled €818 million versus €813 million under French GAAP.

•	Net income

The difference between net income as defined under French GAAP and that established under IFRS stems primarily from the elimination of goodwill amortization and the depreciation of intangible assets with an indefinite life (IAS 36). Net income therefore increased to €349 million versus €181 million under French GAAP.

•	Cash flow from operations

Cash flow from operations before tax and interest expense, as defined by the recommendation issued by the National Accounting Council on October 27, 2004, is similar to the former EBITDA.

(1)	Application to 2004 data of the standards and interpretations the company believes it will apply when drafting these comparable consolidated financial statements at December 31, 2005. With respect to the accounting treatment of concessions, the option chosen, given that no definitive interpretation of the work carried out by IFRIC is available, is to maintain the accounting standards applied under French GAAP.

(2)	Revenue from ordinary activities.

(3)	Is representative of sales of goods and services at fair value for which risks, benefits and ownership of items sold have been transferred to the buyer.

(4)	Assets sold in 2003 and 2004 include the following activities of USFilter: Surface Preparation, Everpure, Culligan and the equipment and short-term services businesses; and FCC.

9/11

2004 IFRS income statement

(€ m)	1st Half	2nd Half	Full-year
	2004	2004	2004

Revenue from ordinary activities	11,006	11,494	22,500

Cost of sales	(8,983)	(9,332)	(18,315)
Selling costs	(204)	(235)	(439)
General and administrative costs	(1,067)	(1,169)	(2,236)
Other costs	+37	(66)	(29)

Operating income	789	692	1,481

Cost of net financial debt	(334)	(398)	(732)
Other financial income and expenses	+70	(24)	+46
Income tax	(185)	+1	(184)
Equity in net income of affiliates	+14	+10	+24

Net income before discontinued operations	354	281	635

Net income from discontinued	+84	(190)	(106)
operations

Net income before minority interests	438	91	529

Minority interests	(89)	(48)	(137)

NET INCOME	349	43	392

10/11

Change in 2004 net financial debt

(€ m)	First Half	2nd Half	Full-year
	2004	2004	2004

Net financial debt at opening	(15,391)	(15,220)	(15,391)

Cash flow from operations	1,840	1,621	3,461
Tax	(153)	(85)	(238)
Interest paid	(224)	(417)	(641)
Capital expenditure and investment	(1,080)	(1,452)	(2,532)
Change in I4 receivables	(1)	(46)	(47)
Impact of changes in scope of	(14)	(60)	(74)
consolidation
Change in WCR	45	250	295
Disposals of industrial assets and	134	306	440
miscellaneous
Others	16	8	24

Free cash flow	563	125	688

Disposals of strategic assets	66	2,085	2,151
Capital increase	6	(144)	(138)
Dividends paid	(311)	(79)	(390)
Change in other financial	(23)	(4)	(27)
receivables
Other changes (incl. changes)	(130)	279	149

Net financial debt at closing	(15,220)	(12,958)	(12,958)

Financial receivables and	2,648	2,764	2,764
marketable securities

Economic net debt	(12,572)	(10,194)	(10,194)

11/11

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 16, 2005

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine___________
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief
Financial Officer